                                       Filed by Century Bancshares, Inc.

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended, and deemed filed pursuant to 14a-12 of the Securities Exchange Act of 1934, as amended

                                       Subject Company: Century Bancshares, Inc.
                                       Commission File No: 000-16234

NEWS RELEASE

RELEASE: IMMEDIATE                                 FOR: CENTURY BANCSHARES, INC.

CONTACTS: MEDIA: JOSEPH S. BRACEWELL, CHAIRMAN/CEO      202-496-4040

          INVESTOR RELATIONS: DALE G. PHELPS, SVP/CFO   301-468-8667

                            CENTURY BANCSHARES, INC.
                    ANNOUNCES SECOND QUARTER EARNINGS UP 51%

     Washington, D.C., July 13, 2001, CENTURY BANCSHARES, INC. (NASDAQ SmallCap
Market: CTRY) announced today that net income, exclusive of after-tax merger related expense and gains from investment portfolio repositioning (or "core" earnings), for the second quarter of 2001 was $697,000 or $0.16 per diluted common share, a 51% increase compared with net income of $461,000 or $0.11 per diluted common share in the second quarter of 2000. Core earnings for the first six months of 2001 were $1,242,000 or $0.28 per diluted common share, a 39% increase over 2000 when core earnings were $893,000 or $0.21 per diluted common share. All per share data has been adjusted to reflect the 5% stock dividend distributed to shareholders on June 29, 2001.

     The increase in second quarter core earnings was primarily driven by a 61% increase in noninterest income coupled with a 1% decline in noninterest expense as management continues to concentrate on synergy and revenue enhancement opportunities afforded by the recent merger with GrandBanc, Inc. Average earning assets for the second quarter of 2001 increased 21% compared with the same quarter last year; however, net interest income increased only 3% as the net interest margin declined from 4.52% to 3.88%.

Century Bancshares, Inc.
Page 2

     Including after-tax merger related expenses of $263,000 and after-tax net gains realized from investment portfolio repositioning of $951,000, Century reported net income for the second quarter 2001 of $1.385 million or $0.31 per diluted common share compared with $461,000, or $0.11 per diluted common share for the same period last year. Including after-tax merger-related expenses of $1.779 million and after-tax net gains, realized from investment portfolio repositioning of $951,000, net income for the first six months of 2001 was $414,000, or $0.09 per diluted common share compared with $893,000, or $0.21 per diluted common share for the same period last year.

     "We continue to leverage the strength of our newly combined organization as evidenced by our strong earnings growth," said Joseph S. Bracewell, Chairman, President and CEO. "As we capitalize on additional synergy opportunities afforded by the conversion of back-office operations, we expect further improvement in our efficiency ratio and remain confident in our prospects for continued growth and profitability."

     Total assets at June 30, 2001 were $415 million, an increase of $73 million, or 21%, compared to $342 million one year earlier. Total deposits at June 30, 2001 were $322 million and loans, net of unearned income, were $293 million, reflecting increases of 21% and 37%, respectively, compared to June 30, 2000.

     Century Bancshares, Inc. is the parent company of Century National Bank, a community bank providing a full range of loans and financial services to professionals, small businesses, and non-profit organizations in the Washington, DC metropolitan area. Century operates eleven banking offices - five in Northern Virginia, four in Montgomery County, and two in the District - and owns an insurance agency. On June 14, 2001, Century signed a definitive agreement to merge with United Bankshares, Inc. The merger with United, which is subject to regulatory and shareholder approvals, is expected to close in the fourth quarter of this year.

     This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause

Century Bancshares, Inc.
Page 3

actual results to differ materially from the Company's expectations are disclosed in its Form 10-K dated March 29, 2001, filed with the Securities and Exchange Commission and are incorporated by reference herein (Cautionary Disclosures). Subsequent written and oral forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Disclosures.

ADDITIONAL INFORMATION

     SHAREHOLDERS OF CENTURY AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY UNITED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER OF CENTURY AND UNITED. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTURY, UNITED, THE MERGER, AND ABOUT PERSONS SOLICITING PROXIES IN THE MERGER, INCLUDING OFFICERS AND DIRECTORS OF CENTURY, AND THEIR INTEREST IN THE MERGER.

     AFTER IT IS FILED WITH THE SEC, INVESTORS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE (http://www.sec.gov). A PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS WILL ALSO BE MADE AVAILABLE FOR FREE TO CENTURY STOCKHOLDERS BY CONTACTING CENTURY'S SHAREHOLDER RELATIONS DEPARTMENT AS
FOLLOWS:

SHAREHOLDER RELATIONS
CENTURY BANCSHARES, INC.
1275 PENNSYLVANIA AVENUE, NW
WASHINGTON, DC 20004
202-496-4100

                                 (tables follow)

                            CENTURY BANCSHARES, INC.
                        FINANCIAL HIGHLIGHTS (UNAUDITED)


--------------------------------------------------------------------------------

                                                             Quarter Ended                    Six Months Ended
                                                                June 30,                          June 30,
                                                      -----------------------------      -----------------------------
(Dollars in thousands, except per share amounts)         2001              2000             2001              2000
                                                      -----------       -----------      -----------       -----------
EARNINGS DATA:
Interest Income                                       $     7,587       $     6,513      $    15,414       $    12,412
Interest Expense                                            3,975             2,994            8,094             5,531
                                                      -----------       -----------      -----------       -----------
Net Interest Income                                         3,612             3,519            7,320             6,881
Provision for Credit Losses                                   330               215              570               440
                                                      -----------       -----------      -----------       -----------
Net Interest Income After Provision                         3,282             3,304            6,750             6,441
Noninterest Income                                            837               519            1,439               951
Noninterest Expense                                         3,043             3,076            6,288             5,935
                                                      -----------       -----------      -----------       -----------
Income Before Income Tax Expense                            1,076               747            1,901             1,457
Income Tax Expense                                            379               286              659               564
                                                      -----------       -----------      -----------       -----------
CORE OPERATING INCOME ("CORE")                                697               461            1,242               893
Merger-Related Expense-Net of Income Tax                     (263)               --           (1,779)               --
Investment Portfolio Repositioning Gains-Net
    of Income Tax                                             951                --              951                --
                                                      -----------       -----------      -----------       -----------
NET INCOME                                            $     1,385       $       461      $       414       $       893
                                                      ===========       ===========      ===========       ===========
PER SHARE DATA:
Basic Earnings Per Share-Net Income                   $      0.32       $      0.11      $      0.10       $      0.21
Basic Earnings Per Share-Core                         $      0.16       $      0.11      $      0.29       $      0.21
Diluted Earnings Per Share-Net Income                 $      0.31       $      0.11      $      0.09       $      0.21
Diluted Earnings Per Share-Core                       $      0.16       $      0.11      $      0.28       $      0.21
Book Value Per Share (Period End)                     $      5.80       $      5.23      $      5.80       $      5.23
Average Shares Outstanding (Basic)                      4,312,922         4,303,706        4,310,170         4,274,874
Average Shares Outstanding (Diluted)                    4,446,598         4,379,057        4,413,989         4,350,225
Shares Outstanding (Period End)                         4,322,511         4,281,557        4,322,511         4,281,557

PERIOD END BALANCE SHEET DATA:
Total Assets                                                                             $   415,028       $   341,832
Total Loans, Net of Unearned Income                                                          292,930           213,883
Allowance for Credit Losses                                                                    2,955             2,411
Total Earning Assets                                                                         378,422           311,878
Total Intangible Assets                                                                        5,454             2,497
Total Noninterest-Bearing Deposits                                                            53,658            50,954
Total Interest-Bearing Deposits                                                              268,600           215,378
Total Deposits                                                                               322,258           266,332
Total Other Interest-Bearing Liabilities                                                      51,979            50,791
Total Liabilities                                                                            389,965           319,448
Total Stockholders' Equity                                                                    25,063            22,384
                                                                                         -----------       -----------
Total Liabilities and Equity                                                             $   415,028       $   341,832
                                                                                         ===========       ===========

SELECTED KEY DATA:
Net Interest Margin                                          3.88%             4.52%            3.96%             4.62%
Efficiency Ratio                                            63.48%            73.65%           66.69%            73.75%
Return on Average Assets-Core                                0.68%             0.56%            0.61%             0.56%
Return on Average Assets-Net Income                          1.35%             0.56%            0.20%             0.56%
Return on Average Stockholders' Equity-Core                 11.24%             8.35%            9.98%             8.16%
Return on Average Stockholders' Equity-Net Income           22.34%             8.35%            3.33%             8.16%
Stockholders' Equity to Total Assets (Period End)            6.04%             6.55%            6.04%             6.55%

================================================================================
                                    --more--

                            CENTURY BANCSHARES, INC.
                        FINANCIAL HIGHLIGHTS (UNAUDITED)

--------------------------------------------------------------------------------


                                                             Quarter Ended           Six Months Ended
                                                                June 30,                 June 30,
                                                        ----------------------      ---------------------
(Dollars in thousands, except per share amounts)          2001          2000          2001         2000
                                                        --------      --------      --------     --------
SELECTED AVERAGE BALANCES:
Loans (net)                                             $287,798      $206,118      $276,478     $202,587
Investment Securities                                     87,628        77,472        96,712       72,889
Federal Funds Sold                                           462        16,416         3,505       13,439
Interest Bearing Deposits in Other Banks                   2,513        12,797         1,953       10,305
                                                        --------      --------      --------     --------
Total Earning Assets                                     378,401       312,803       378,648      299,220
                                                        --------      --------      --------     --------
Total Assets                                            $412,654      $334,053      $410,230     $320,169
                                                        ========      ========      ========     ========
Interest Bearing Deposits                               $268,964      $216,333      $271,222     $211,200
Borrowings                                                62,366        44,451        57,436       43,958
                                                        --------      --------      --------     --------
Total Interest Bearing Liabilities                       331,330       260,784       328,658      255,158
                                                        --------      --------      --------     --------
Noninterest Bearing Deposits                              51,957        48,328        52,150       47,494
Total Deposits                                           320,921       264,661       323,372      258,694
Total Liabilities                                        387,782       311,852       385,146      298,151
Stockholders' Equity                                      24,872        22,201        25,084       22,018
                                                        --------      --------      --------     --------
Total Liabilities and Equity                            $412,654      $334,053      $410,230     $320,169
                                                        ========      ========      ========     ========

ALLOWANCE FOR CREDIT LOSSES:
Balance - Beginning of Period                           $  2,761      $  2,233      $  2,958     $  2,209
Provision for Credit Losses                                  330           215           820          440
Charge-offs                                                  271            51           973          286
Recoveries                                                   135            14           150           48
                                                        --------      --------      --------     --------
Balance - End of Period                                 $  2,955      $  2,411      $  2,955     $  2,411
                                                        --------      --------      --------     --------

ASSET QUALITY:
Nonaccrual Loans                                                                    $    409     $  1,437
90 Days Past Due                                                                         937          194
Other Real Estate Owned                                                                  240          114
                                                                                    --------     --------
Total Nonperforming Assets                                                          $  1,586     $  1,745
                                                                                    --------     --------
Nonperforming Assets to Total Assets                                                    0.38%        0.51%
Allowance for Credit Losses to Nonperforming Assets                                   186.32%      138.17%
Allowance for Credit Losses to Total Loans                                              1.01%        1.13%




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